November 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Michael Clampitt, Division of Corporation Finance
Jessica Livingston, Division of Corporation Finance
Eric Envall, Division of Corporation Finance

Re:	Community Choice Financial Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2016
Filed March 29, 2017
File No. 001-35537

Ladies and Gentlemen:

Community Choice Financial Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated November 9, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

The Commission has asked that the Company respond to the Commission’s comments in the Comment Letter within 10 business days.  The Company is currently reviewing the Comment Letter.  The Company is requesting that it be allowed to respond within 20 business days, or on or before December 11, 2017.  This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (614) 798-5900

Very truly yours,

COMMUNITY CHOICE FINANCIAL INC.

By:	/s/ Michael Durbin
Name:	Michael Durbin
Title:	Chief Financial Officer